Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Nine Months Ended September 30,	2003	2002
Earnings:

Income before income taxes and cumulative effect of accounting change	$869	$892

Add:
Interest and fixed charges excluding capitalized interest	318	321

Portion of rent under long-term operating leases representative of an interest factor	136	137

Distributed income of investees accounted for under the equity method	2	3

Amortization of capitalized interest	6	6

Less: Undistributed equity in earnings of investments accounted for under the equity method	11	11

Total earnings available for fixed charges	$1,320	$1,348

Fixed charges:

Interest and fixed charges	$324	$331

Portion of rent under long-term operating leases representative of an interest factor	136	137

Total fixed charges	$460	$468

Ratio of earnings to fixed charges	2.87x	2.88x

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